September 20, 2005
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Ms. Nili Shah, Accounting Branch Chief

Re:	SPARTA, Inc. Form 10-K for the fiscal year ended January 2, 2005 Filed April 1, 2005 File No. 0-21682
Dear Ms. Shah:
This letter sets forth the responses of SPARTA, Inc. to the Staff’s additional comments relating to our Annual Report on Form 10-K as of and for the year ended January 2, 2005 contained in your letter dated August 30, 2005 (the “Second Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Second Comment Letter.
Question 1
We note your response to comment 1 in our letter dated June 20, 2005. We do not disagree that communicating to investors the amount of unallowable expenses included in gross profit is useful information, especially in light of the majority of your revenues being generated from federal government contracts. However, it remains unclear how you determined that gross profit excluding unallowable operating expenses is an allowable non-GAAP measure per Item 10(e)(1)(ii)(B) of Regulation S-K. Your unallowable operating expenses are not non-recurring, infrequent or unusual. As such presentation of gross profit eliminating these expenses is not in accordance with Item 10(e) of Regulation S-K.
Response to Question 1
We recognize that Regulation S-K Item 10(e)(1)(ii)(B) states that a registrant may not “adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.”

September 20, 2005
Securities and Exchange Commission

However, we believe the Staff, in its document titled “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (the “FAQ”), implicitly recognizes that there may be circumstances where excluding certain recurring items from a GAAP measure might be permissible. In Answer 8 of the FAQ, the Staff states that “while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.” Answer 8 of the FAQ further states that “whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances.”
We believe that gross profit (sales less contract costs, or alternatively, operating profit before deducting unallowable costs) provides financial statement users with an important measure of the Company’s performance. Gross profit is the single best measure for assessing the Company’s performance on our contracts. It captures the essence of our contract-oriented business – the ability to select the right contracts on which to bid, the ability to appropriately price the contracts, and the ability to effectively manage the technical, financial and personnel performance on the contracts. On the other hand, operating profit reflects both the effects of our contract performance and of management’s ability to control unallowable costs. If we were not permitted to disclose gross profit, the financial statement user would be unable to clearly distinguish whether it was contract performance or unallowable cost control that was affecting overall profitability. We believe that presenting both gross profit and operating profit increases the transparency of our operating performance, providing financial statement users with details on both factors that affect our overall operating performance and providing the measure that management uses internally to evaluate contract performance.
We also believe that disclosure of gross profit enhances the reader’s understanding of the subsequent textual discussion of the year-over-year results of operations (commencing on page 22 of the filing). In the subsequent discussion, we describe sales and gross profits for each of the Company’s three key business areas – Ballistic Missile Defense (BMD), Other Department of Defense (DoD) and Non-DoD. The business areas are determined based on the underlying contracts. Unallowable costs, by their very nature, are not aligned with specific contracts, and therefore could not be aligned with the business areas. It would therefore reduce the usefulness of the discussion of year-over-year results of operations to discuss sales and operating profit by business area – we believe that gross profit is the appropriate profitability measure for this discussion. We therefore believe that the discussion on page 21 of gross profit, how it is computed, and how it differs from operating profit, provides the reader with critical context for the subsequent discussion of year-over-year results of operations.
To summarize, although the non-GAAP measure gross profit excludes recurring items, we believe that its disclosure provides the financial statement user with important information regarding the Company’s operating performance and increases the transparency of our disclosures and how management views the business operations. We therefore believe that the disclosure of gross profit complies with the spirit of Item 10(e) of Regulation S-K and should be permissible.

September 20, 2005
Securities and Exchange Commission

Answer 8 of the FAQ lists several disclosures if a non-GAAP measure excludes a recurring item or items:
☐ The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
☐ The economic substance behind management’s decision to use such a measure;
☐ The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
☐ The manner in which management compensates for these limitations when using the non-GAAP financial measure; and
☐ The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
We therefore propose enhancing our disclosure in future filings as follows (changes underlined):
Under SEC regulations, data derived from consolidated financial information but not required by GAAP to be presented in the financial statements are considered “non-GAAP financial measures”. Gross profit, as defined by the Company, and gross profit as a percentage of costs are non-GAAP financial measures. The Company defines gross profit as sales less contract costs. Contract costs are all costs that are allowable for and allocable to contracts under government procurement regulations. As such, gross profit excludes certain recurring operating expenses that are unallowable under government procurement regulations. Management considers gross profit, and gross profit as a percentage of costs, to be key measures of the Company’s contract performance and uses these measures to monitor performance at both the contract and operating unit level. Unallowable costs, by their very nature, are not allocable to government contracts, and therefore should be excluded from operating profit in order to assess contract performance. However, contract performance is only one element of operating performance. Management also considers operating profit (which includes the effect of unallowable costs) in assessing performance at the operating unit level. Therefore, gross profit and gross profit as a percentage of costs should also be considered in conjunction with income from operations, net income, and other measures of financial performance.
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If you have any questions regarding this response, please contact me at (703) 558-0036 or via facsimile to (703) 558-0046.

Sincerely,
/s/ DAVID E. SCHREIMAN
David E. Schreiman
Chief Financial Officer